SECURITIES AND EXCHANGE COMMISSION
                        Washington, DC 20549

                            SCHEDULE 13D/A
                            (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                            RULE 13d-2(a)

                          (Amendment No. 1)

                         MAGYAR TAVKOZLESI RT
               (Hungarian Telecommunications Company Limited)
 ---------------------------------------------------------------------
                        (Name of Issuer)

                 ORDINARY SHARES, NOMINAL VALUE HUF 100
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                     (Title of Class of Securities)

                                  NONE
              (CUSIP for American Depository Shares evidenced by
  American Depository Receipts (representing Ordinary Shares) is 559776109)
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                              (Cusip Number)

                             Wayne Wirtz, Esq.
                         SBC Communications Inc.
                              175 East Houston
                          San Antonio, TX 78205
                              (210) 351-3736
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           (Name and Address, and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                                June 30, 2000
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                (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                        (continued on following pages)
                               (Page 1 of 13 Pages)

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CUSIP NO.  559776109                   13D/A                PAGE 2 OF 13 PAGES
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1.  NAME OF REPORTING PERSON                           SBC COMMUNICATIONS INC.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              43-1301883
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [  ]
                                                                      (b) [  ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS                                                         AF
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            [  ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware
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                           7.   SOLE VOTING POWER                            0
  NUMBER OF
  SHARES                   ---------------------------------------------------
  BENEFICIALLY             8.   SHARED VOTING POWER                          0
  OWNED BY
  EACH                     ---------------------------------------------------
  REPORTING                9.   SOLE DISPOSITIVE POWER                       0
  PERSON
  WITH                     ---------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER                     0
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11.    AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                            0
- ----------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                                [   ]
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13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   0%
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14.    TYPE OF REPORTING PERSON                                             HC
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


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CUSIP NO.  559776109                   13D/A                PAGE 3 OF 13 PAGES
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1.  NAME OF REPORTING PERSON                             AMERITECH CORPORATION
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              36-3251481
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [  ]
                                                                      (b) [  ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS                                                         AF
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            [  ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware
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                           7.   SOLE VOTING POWER                            0
  NUMBER OF
  SHARES                   ---------------------------------------------------
  BENEFICIALLY             8.   SHARED VOTING POWER                          0
  OWNED BY
  EACH                     ---------------------------------------------------
  REPORTING                9.   SOLE DISPOSITIVE POWER                       0
  PERSON
  WITH                     ---------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER                     0
------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                            0
- ----------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                                [   ]
------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   0%
------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON                                             CO
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


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CUSIP NO.  559776109                           13D/A        PAGE 4 OF 13 PAGES
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1.  NAME OF REPORTING PERSON                    AMERITECH INTERNATIONAL, INC.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              36-3707086
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [  ]
                                                                      (b) [  ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS                                                         AF
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            [  ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware
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                           7.   SOLE VOTING POWER                            0
  NUMBER OF
  SHARES                   ---------------------------------------------------
  BENEFICIALLY             8.   SHARED VOTING POWER                          0
  OWNED BY
  EACH                     ---------------------------------------------------
  REPORTING                9.   SOLE DISPOSITIVE POWER                       0
  PERSON
  WITH                     ---------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER                     0
------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                            0
- ----------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                                [   ]
------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   0%
------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON                                             CO
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


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CUSIP NO.  559776109                  13D/A                 PAGE 5 OF 13 PAGES
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 1.  NAME OF REPORTING PERSON         AMERITECH INTERNATIONAL SPAIN, S.L.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [  ]
                                                                      (b) [  ]
------------------------------------------------------------------------------
3.  SEC USE ONLY
------------------------------------------------------------------------------
4.  SOURCE OF FUNDS                                                         AF
------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            [  ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware
------------------------------------------------------------------------------
                           7.   SOLE VOTING POWER                            0
  NUMBER OF
  SHARES                   ---------------------------------------------------
  BENEFICIALLY             8.   SHARED VOTING POWER                          0
  OWNED BY
  EACH                     ---------------------------------------------------
  REPORTING                9.   SOLE DISPOSITIVE POWER                       0
  PERSON
  WITH                     ---------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER                     0
------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                            0
- ----------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                                [   ]
------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   0%
------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON                                             CO
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                                                            Page 6 of 13 Pages


                                 AMENDMENT NO. 1 TO SCHEDULE 13D
                                   RELATING TO ORDINARY SHARES
                                     OF MAGYAR TAVKOZLESI RT


         This Amendment No. 1 to the Schedule 13D is being filed by SBC Communications Inc., Ameritech Corporation, Ameritech International, Inc., and Ameritech International Spain, S.L. to report the sale of its indirect holdings in Magyar Tavkozlesi RT as described below.

Item 1.       Security and Issuer

         This statement relates to ordinary shares, nominal value HUF 100 per share (the "Shares"), of Magyar Tavkozlesi RT, a corporation organized under the laws of the Republic of Hungary (the "Company"). The Shares trade on the New York Stock Exchange in the form of American Depository Shares each representing the right to five Shares. The principal executive office of the Company is Budapest, 1013, Krisztina krt. 55, Hungary.

Item 2.       Identity and Background

(a) and (b)
               SBC Communications Inc. is a Delaware corporation ("SBC"), with its principal office and principal place of business at 175 E. Houston, San Antonio, Texas 78205-2233. Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of SBC. SBC is a communications holding company whose subsidiaries and affiliates provide communications services, including landline and wireless telecommunications services and equipment, directory advertising, publishing services, and Internet access services.

               Ameritech Corporation ("Ameritech") is a Delaware corporation and a wholly-owned subsidiary of SBC with its principal office and principal place of business at 30 South Wacker Drive, Chicago, Illinois 60606. Ameritech provides communications services, including local and long distance telephone, cellular, paging, directory advertising, security monitoring, cable TV, electronic commerce and on-line services.

               Ameritech International, Inc. ("Ameritech International") is a Delaware corporation and a wholly-owned subsidiary of Ameritech with its principal office and principal place of business at 255 West Randolph Street, Chicago, Illinois 60606. Ameritech International provides a wide range of communications services outside of the United States. Ameritech International Spain, S.L. ("AIS") is a Spanish corporation. All of its Class B stock is owned by Ameritech International and is designated as holding the investment in the Company, as described in Item 3. All of the Class A stock of AIS is owned by
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                                                            Page 7 of 13 Pages


               Ameritech International Belgium, L.L.C., a Delaware limited liability company and a wholly-owned subsidiary of Ameritech. AIS has its principal office and principal place of business at 30 South Wacker Drive, Suite 3600, Chicago, Illinois 60606. AIS holds various
          Ameritech    communications    investments.

               Ameritech, Ameritech International, and AIS are collectively referred to as the "Ameritech Entities."

(c) Per Instruction C, the name, business address, and principal occupation of each executive officer and director of SBC is set forth in Exhibit I hereto and incorporated herein by reference.

(d) During the last five years, neither SBC nor the Ameritech Entities, nor, to the best of their knowledge, any of their directors or executive officers has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e) During the last five years, neither SBC nor the Ameritech Entities, nor, to the best of their knowledge, any of their executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

(f) SBC and all of the Ameritech Entities, except for AIS, are incorporated in the State of Delaware. AIS is incorporated in the country of Spain. Each executive officer and director of SBC is a citizen of the United States except for SBC director Carlos Slim Helu, who is a citizen of Mexico.

Item 3.       Source and Amount of Funds or Other Consideration

         None

Item 4.       Purpose of Transaction

     MagyarCom Holdings GmbH ("Magyar"), a German corporation, owns 617,478,081 Shares representing 59.6 percent of the outstanding Shares of the Company. Magyar originally acquired a 30.1 percent interest in the Company in December 1993 as the winning bidder in a tender offer. On December 22, 1995, Magyar acquired an additional 37.2 percent of the Company. In November 1997, Magyar reduced its ownership interest to 59.6 percent by selling Shares in connection with the Company's initial public offering of the Shares.

                                                            Page 8 of 13 Pages


     Prior to June 30, 2000, the shares of Magyar (the "Magyar Shares") were owned 50 percent by SBC, by virtue of its indirect ownership of AIS, and 50 percent by Deutsche Telekom AG, a German telecommunications company ("Deutsche Telekom"). On June 30, 2000, SBC notified Deutsche Telekom of its election to exercise its put option to Deutsche Telekom on all the Magyar Shares owned by SBC. Under the terms of the put option, Deutsche Telekom must pay in full within ten (10) days of notification. Upon exercise of the put option, Duetsche Telekom has the right to appoint the majority of Magyar's Board of Directors.

Item 5.       Interest in Securities of the Issuer

         (a)      None

         (b)      None

         (c)      None

         (d)      Not applicable

         (e)      June 30, 2000


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Not applicable

Item 7.       Material to be Filed as Exhibits

         Exhibit I  Directors and Executive Officers of SBC Communications Inc.
         Exhibit II Joint Filing Agreement

                                                            Page 9 of 13 Pages


                                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     SBC COMMUNICATIONS INC.


Dated: July 5, 2000              By:  /s/ James S. Kahan
                                          James S. Kahan
                                      Senior Executive Vice President -
                                         Corporate Development


                                            On behalf of:
                                            AMERITECH CORPORATION
                                            AMERITECH INTERNATIONAL, INC.
                                            AMERITECH INTERNATIONAL SPAIN, S.L.

                                                         Page 10 of 13 Pages


                                                   EXHIBIT INDEX


Exhibit No.        Description

  I                Directors and Executive Officers of SBC Communications Inc.

 II                Joint Filing Agreement